UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41647

OHMYHOME LIMITED

(Translation of registrant’s name into English)

11 Lorong 3 Toa Payoh

Block B, #04-16/21, Jackson Square

Singapore 319579

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Resignation of Mr. Tan Wei Reng, Galven and Appointment of Mr. Liu Wen Tao

On March 7, 2025, Mr. Tan Wei Reng, Galven tendered his resignation as a director and the Chair of Nominating Committee of Ohmyhome Limited (the “Company”), effective March 7, 2025. Mr. Tan Wei Reng, Galven’s resignation was not a result of any disagreement with the Company’s operations, policies or procedures.

On March 7, 2025, approved by the Board of Directors, the Nominating Committee and the Compensation Committee, Mr. Liu Wen Tao was appointed as the director and the Chair of Nominating Committee of the Company, effective March 7, 2025.

The biographical information of Mr. Liu Wen Tao is set forth below:

Mr. Liu is a seasoned executive with extensive expertise in strategic operations, organizational leadership, and transformative business growth. Renowned for his strategic acumen, he excels in driving cross-functional initiatives across strategic planning and execution, resource optimization, and corporate culture development. Since 2018, he has served as General Manager of Shenzhen Dingxin Investment & Development Limited, where he spearheads investment decisions, oversees asset management portfolios and champion innovations on resource integration. Previously, as Deputy General Manager of Beijing Feitian Zhaoye Technology Co., Limited (2010–2018), Mr. Liu orchestrated the company’s day-to-day operations, optimizing sales strategies and streamlining business processes to enhance profitability and operational efficiency. Mr. Liu holds a Bachelor’s Degree in Business Administration from Hunan University (2009).

Mr. Liu does not have any family relationship with any director or executive officer of the Company. He has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

On March 7, 2025, Mr. Liu Wen Tao has received and signed the offer letters provided by the Company. The term shall continue until his/her successor is duly elected and qualified. The Board of Directors may terminate the position as a director for any or no reason. The position shall be up for re-appointment every year by the Board of Directors of the Company. Mr. Liu is entitled to compensation of US$10,000 for each calendar year, payable on a yearly basis.

The offer letter is qualified in its entirety by reference to the complete text of the letter, which is filed hereto as Exhibit 10.1.

Appointment of Co-CEO

On March 7, 2025, approved by the Board of Directors, the Nominating Committee and the Compensation Committee, Mr. Novianto Tjhin was appointed as the Co-CEO of the Company, effective March 7, 2025.

The biographical information of Mr. Novianto Tjhin is set forth below:

Mr. Novianto Tjhin is an experienced professional in the real estate sector with nearly a decade of expertise. Prior to joining the Company, he has served as the Operations Director at a leading property listing company in Jakarta, Indonesia, overseeing property listings and establishing service partnerships from 2021. From 2017 to 2021, he was the Business Development Manager at PropertyKita, where he focused on expanding property listings. Mr. Tjhin holds a Bachelor’s Degree in Marketing Management from the University of Indonesia (1997).

Mr. Novianto Tjhin does not have any family relationship with any director or executive officer of the Company. He has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

On March 7, 2025, Mr. Novianto Tjhin has received and signed the offer letters provided by the Company. The term shall continue until his/her successor is duly elected and qualified. The Board of Directors may terminate the position for any or no reason. Mr. Tjhin is entitled to compensation of US$30,000 for each calendar year, payable on a monthly basis.

The employment letter is qualified in its entirety by reference to the complete text of the letter, which is filed hereto as Exhibit 10.2.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director Offer Letter to Liu Wen Tao
10.2	Employment Agreement with Novianto Tjhin

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	March 7, 2025	Ohmyhome Limited

		By:	/s/ Rhonda Wong
		Name:	Rhonda Wong
		Title:	Director and Chief Executive Officer